UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Amendment to Financing Offer

On August 5, 2024, the Company entered into an Eleventh Amending Agreement (the “Amendment and Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”).

As previously announced by the Company on July 5, 2024, pursuant to a Ninth Amending Agreement to the Desjardins Credit Facility, the Company was required to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) of C$3.5 million from July 5, 2024 through July 6, 2024, and C$1.8 million from July 7, 2024 through July 26, 2024. Pursuant to a Tenth Amending Agreement to the Desjardins Credit Facility dated July 26, 2024, Desjardins had temporarily reduced the required Minimum Cash Covenant to C$1.3 million from July 26, 2024 through August 5, 2024, after which time the Company was to be obligated to maintain a minimum cash balance of C$5.0 million.

Pursuant to the Amendment and Waiver, among other things, Desjardins has agreed to:

●	temporarily reduce the required Minimum Cash Covenant to (i) C$250,000 from August 6, 2024 through August 14, 2024, (ii) C$1,000,000 from August 15, 2024 until the earlier of the Short-Term Outside Date (as defined below) and November 15, 2024, and (iii) C$5,000,000 at all times after the earlier of the Short-Term Outside Date and November 15, 2024; and

●	temporarily postpone payment of interest for the months of July, August, September and October 2024 until the earlier of the earlier of (x) the date of disbursement of an equity investment in the Company for a minimum gross proceeds amount of US$35,000,000 (the “Short-Term Outside Date”) and (y) November 15, 2024.

The Amendment and Waiver provides for a monthly payment by the Company to Desjardins of C$125,000 until the Short-Term Outside Date, which payments will be due and payable on the earlier of the Short-Term Outside Date and November 15, 2024. The foregoing description of the Amendment and Waiver does not purport to be complete and is qualified in its entirety by reference to the Amendment and Waiver, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

The Company continues to progress its discussions with several of its principal shareholders and other potential investors to secure the financing described in the Company’s press release issued on July 5, 2024, which may include funding to meet near term obligations while the Company continues to seek to close the larger financing (collectively, the “Financing Transaction”). There can be no assurance that such existing shareholders or other potential investors will invest any amount in the Financing Transaction, or that the Company will successfully complete the Financing Transaction at all. Any debt or equity securities to be offered and sold in the Financing Transaction may not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Financing Transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Notices of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Minimum Bid Price

On July 31, 2024, the Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 31 consecutive business day period from June 14, 2024 through July 30, 2024, the Company did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until January 25, 2025 (the “Bid Price Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(i).

In order to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of US$1.00 for at least ten consecutive business days during the Bid Price Compliance Period, at which time the Staff will provide the Company written confirmation of compliance with the minimum bid price requirement. In the event the Company does not regain compliance by the end of the Bid Price Compliance Period, the Company may be eligible for additional time to regain compliance. To qualify for additional time, the Company must (i) submit an application to transfer to the Nasdaq Capital Market, (ii) meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and (iii) provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Company may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that the Company will be unable to cure the deficiency, or if the Company is not otherwise eligible for the additional cure period, Nasdaq will provide notice that the Company’s common shares will be subject to delisting.

The Company intends to actively monitor the closing bid price of its common shares and will evaluate available options to regain compliance with the minimum bid price requirement. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with any of the other Nasdaq Global Market continued listing requirements.

Minimum Market Value of Publicly Held Shares

On August 5, 2024, the Company also received a letter from the Staff indicating that, based upon the Company’s market value of publicly held shares (“MVPHS”) for the 30 consecutive business day period from June 21, 2024 through August 2, 2024, the Company did not maintain the minimum MVPHS of US$15,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until February 3, 2025 (the “MVPHS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(D).

In order to regain compliance with Nasdaq’s minimum MVPHS requirement, the minimum MVPHS of the Company’s common shares must meet or exceed US$15,000,000 for a minimum of ten consecutive business days during the MVPHS Compliance Period. In the event the Company does not regain compliance by the end of the MVPHS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market. The Company intends to actively monitor the MVPHS of its common shares between now and February 3, 2025 and will consider the various options available to the Company if its common shares do not trade at a level that is likely to regain compliance.

Minimum Market Value of Listed Securities

On August 5, 2024, the Company received a letter from the Staff indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from June 21, 2024 through August 2, 2024, the Company did not maintain the minimum MVLS of US$50,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The letter also indicated that the Company will be afforded a period of 180 calendar days, or until February 3, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s common shares must meet or exceed US$50,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market. The Company intends to actively monitor the MVLS of its common shares between now and February 3, 2025 and will consider the various options available to the Company if its common shares do not trade at a level that is likely to regain compliance.

The foregoing letters have no immediate effect on the listing of the Company’s common shares, which will continue to be listed and traded on the Nasdaq Global Market under the symbol “LDTC”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Global Market.

* * * *

The foregoing disclosures should be read in conjunction with the disclosures set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the Securities and Exchange Commission on January 31, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

Exhibit

Exhibit Number	Exhibit Description
10.1	Eleventh Amending Agreement to Amended and Restated Financing Offer dated August 5, 2024 among LeddarTech Holdings Inc. and Fédération des caisses Desjardins du Québec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: August 6, 2024

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